OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Redback Networks Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
757209507
(CUSIP Number)
May 24, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	757209507

1	NAMES OF REPORTING PERSONS: Quattro Global Capital, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,503,472

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,503,472

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,503,472

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
     **SEE ITEM 4(b).

SCHEDULE 13G
     This Amendment No. 1 to Schedule 13G (“Schedule 13G”) is being filed on behalf of Quattro Global Capital, LLC, a Delaware limited liability company (“Quattro”), relating to shares of $0.0001 par value common stock (the “Common Stock”) of Redback Networks Inc., a Delaware corporation (the “Issuer”).
     This Amendment No. 1 to Schedule 13G relates to shares of Common Stock, of the Issuer held by Alta Partners Holding, LDC and Alta Partners Discount Convertible Arbitrage Holdings, Ltd. (together, the “Alta Partners Funds”). As the current investment advisor to the Alta Partners Funds, Quattro may direct the vote and disposition of the 2,503,472 shares of Common Stock held by the Alta Partners Funds.
     This Amendment No. 1 to Schedule 13G is being filed to amend and restate Items 4 and 5. The Schedule 13G is hereby amended and restated as follows:

Item 4	Ownership.
(a)	Quattro is the beneficial owner of 2,503,472 shares of Common Stock.

(b)	Quattro is the beneficial owner of 4.1% of the outstanding shares of Common Stock. This percentage is determined by dividing 2,503,472 by 60,724,164, the number of shares of Common Stock issued and outstanding, as reported in the Issuer’s Form 424B5 filed May 19, 2006.

(c)	Quattro may direct the vote and disposition of the 2,503,472 shares of Common Stock held by the Alta Partners Funds.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of equity securities, check the following ☑.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: May 25, 2006

QUATTRO GLOBAL CAPITAL, LLC

By:	/s/ Andrew Kaplan

Name:	Andrew Kaplan
Title:	Manager

4